UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Turnstone Biologics Corp.

(Name of Subject Company)

Turnstone Biologics Corp.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90042W100

(CUSIP Number of Class of Securities)

Sammy Farah, M.B.A., Ph.D.

President and Chief Executive Officer

Turnstone Biologics Corp.

1110 North Virgil Avenue PMB 94659

Los Angeles, California 90029

(347) 897-5988

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Rama Padmanabhan

Courtney Tygesson

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, as amended or supplemented, this “Schedule 14D-9”) previously filed by Turnstone Biologics Corp., a Delaware corporation (“Turnstone” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2025, relating to the Tender Offer Statement on Schedule TO filed by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”), with the SEC on July 11, 2025 (together with any exhibits attached thereto, as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the tender offer to acquire all of the outstanding shares of common stock, par value $0.001 per share (“Turnstone Common Stock,” and shares of Turnstone Common Stock, “Shares”), of Turnstone for (A) $0.34 per Share in cash (the “Cash Amount”), payable subject to any applicable tax withholding and without interest, plus (B) one non-transferable contractual contingent value right per Share which represents the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement (the “CVR Agreement” and such amount, the “CVR Amount”), subject to any applicable tax withholding and without interest (a “CVR,” and each CVR Amount together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 11, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section captioned “—Expiration of the Offer; Completion of the Merger” on page 31 of the Schedule 14D-9 as follows:

“Expiration of the Offer; Completion of the Merger

At one minute after 11:59 p.m., Eastern time, on August 7, 2025, the Offer and related withdrawal rights expired. The Depositary and Paying Agent advised Purchaser that, as of the expiration of the Offer, a total of 17,192,002 Shares were validly tendered and not validly withdrawn, representing approximately 74% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition (as defined in the Merger Agreement) and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, and Purchaser expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of Turnstone’s stockholders pursuant to Section 251(h) of the DGCL. Accordingly, pursuant to the Merger Agreement, Purchaser completed the acquisition of Turnstone on August 11, 2025 by consummating the Merger pursuant to the Merger Agreement without a vote of Turnstone’s stockholders in accordance with Section 251(h) of the DGCL.

At the Effective Time, each outstanding Share (other than (i) Shares held in the treasury of Turnstone immediately prior to the Effective Time, which will be cancelled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time) was cancelled and converted into the right to receive the Offer Price from Purchaser.

Prior to the opening of trading on the Nasdaq Capital Market on August 11, 2025, all Shares ceased trading. Following consummation of the Merger, the Shares will be delisted from the Nasdaq Capital Market. Purchaser intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Turnstone’s reporting obligations under the Exchange Act as promptly as practicable.

On August 11, 2025, Purchaser issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release of Purchaser, dated August 11, 2025 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2025

TURNSTONE BIOLOGICS CORP.

By:	/s/ Sammy Farah
Sammy Farah
President and Chief Executive Officer

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